UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the Fiscal Year Ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number 1-9627

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ZENITH 401(k) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Zenith National Insurance Corp.

21255 Califa Street

Woodland Hills, CA  91367-5021

The Zenith 401(k) Plan

Report on Audited Financial Statements

and Supplemental Schedule

For the Years Ended December 31, 2005 and 2004

The Zenith 401(k) Plan

Financial Statements and Supplemental Schedule

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

The Zenith 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Zenith 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Los Angeles, California

June 26, 2006

The Zenith 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31,	2005	2004

Cash	$89,018	$10,487

Investments	49,052,959	62,570,436

Receivables:

Accrued dividend	32,131

Accrued interest	4,732	150

Contributions receivable:
Employee	293,136
Employer	200,689

Securities sold	30,887,607	89,560

Total receivables	31,418,295	89,710

Net assets available for benefits	$80,560,272	$62,670,633

The accompanying notes are an integral part of this financial statement.

The Zenith 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2005

Additions in net assets attributed to:
Investment income:
Dividends	$1,931,474
Interest	778,293
Net appreciation in the fair value of investments	6,394,056

Total investment income	9,103,823

Contributions:
Employer	2,970,577
Participant	8,290,608
Rollovers	667,018

Total contributions	11,928,203

Total additions	21,032,026

Deductions in net assets attributed to:
Benefits paid to participants	(3,136,986)
Fees	(5,401)

Total deductions	(3,142,387)

Net increase	17,889,639

Net assets available for benefits:
Beginning of year	62,670,633

End of year	$80,560,272

The accompanying notes are an integral part of this financial statement.

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

1.     The Plan

General

The Zenith 401(k) Plan (the “Plan”) is a Section 401(k) Plan and Profit Sharing Plan. It is intended to constitute a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan gives participants the opportunity to manage the investment of assets allocated to their respective individual accounts. Therefore, the Plan is designed to comply with Section 404(c) of ERISA.

Participation in the Plan is offered to all employees of Zenith National Insurance Corp. (“Zenith National”) and those of its subsidiaries that elect to become “participating employers” (collectively, the “Company”). Participants should refer to the Plan Documents for additional information relating to the Plan.

Administration

The Plan Administrative Committee is appointed by the Board of Directors of Zenith National and has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan and maintenance of necessary records. During 2004 and 2005, JP Morgan Chase Bank acted as trustee of the Plan (the “Trustee”) and Metropolitan Life Insurance Company (“MetLife”) acted as an agent of the Trustee and provided custodial and record keeping services for the Plan.

The trustee holds all assets of the Plan in a trust (the “Trust”) created under an agreement dated as of December 30, 1996. The Trustee’s responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

Eligibility

A newly hired employee is eligible to participate in the Plan as of the first of the month coinciding with, or next following, his or her date of hire. There are no age restrictions.

Contributions

Participants may elect to contribute between 1% to 50% of their compensation up to a maximum of $14,000 for 2005 and $13,000 for 2004 (“Salary Reduction Contributions”). The maximum is adjusted each year for increases in the cost of living, as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual’s Salary Reduction Contributions and similar contributions under other plans. The Company contributes an amount equal to 50% of the participant’s contribution amount (“Matched Contributions”). Matched contributions are defined as the participant’s contribution equal to the first 6% of his or her annual compensation.  The Company’s matching contribution shall not exceed 3% of a participant’s annual compensation.

Compensation includes wages, bonuses, commissions, overtime pay and elective deferrals. Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine.  One of the investment options is the Zenith Company Stock Fund, which invests solely in the common stock, $1.00 par value per share, of Zenith National (“Zenith National common stock”), and participants may direct no more than 20% of each contribution to the Zenith Company Stock Fund.  The Company’s matching contributions for a participant are directed to the same investment and in the same proportion as that participant directs Salary Reduction Contributions.

The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund.  Further, any Company matching contributions made to the Zenith Company Stock Fund prior to February 15, 2002 may not be transferred until the participant is 40 years and older with ten years of service.

Participant Accounts

Each participant’s account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Company matching contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan Documents.

Vesting

Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions and earnings thereon upon termination from the Company or upon separation caused by death of the participant. All Company matching contributions vest over a five-year graduated vesting schedule of 20% per year. However, irrespective of the vesting schedule, a participant is fully vested upon his or her death, disability or attainment of age 65.

Forfeitures

Upon termination of service, a participant forfeits any nonvested Company matching contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited, which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Company matching contributions to the Plan.

In 2005 and 2004, Company matching contributions were reduced by $108,750 and $116,000, respectively, from forfeited nonvested accounts.  At December 31, 2005 and 2004, forfeited nonvested accounts totaled $36,771 and $22,725, respectively.

Withdrawals Prior to Termination of Employment

Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant’s Salary Reduction Contributions are permitted only if a participant has an immediate and extraordinary financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. Participants are entitled to withdraw amounts that they had rolled over into the Plan. In addition, participants who reach 59-1/2 years may take an in-service withdrawal of the vested portion of the individual accounts.

Participant Loans

Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts, or (b) $50,000, reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans receivable. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account. Interest will be charged on the loan, generally equal to the prime rate set by the JPMorgan Chase Bank in the course of its normal lending activities as of the close of the last business day of the month preceding the calendar quarter in which the loan is made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan amount in full.

Payment of Benefits

If a distribution is made upon termination of employment, retirement, permanent disability or death, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant’s election, cash or shares of Zenith National common stock, plus cash in lieu of any fractional shares, with respect to the Zenith Company Stock Fund. Payments are generally processed twice a month.

Expenses

The Plan provides that all expenses of the Plan (i.e., legal, accounting, administration and brokerage fees) will be paid by the Company, with the exception of expenses related to the administration of the mutual funds offered as investment alternatives. Expenses related to the administration of the mutual funds will be paid by the respective mutual funds, and will be reflected in the overall investment return of such funds. Plan expenses excluding expenses related to the administration of the mutual funds for 2005 and 2004 totaled $84,710 and $89,580, respectively.

Termination

While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant would be 100% vested in his or her Company matching contributions.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The accounting for the Plan’s investment in the Zenith Company Stock Fund is the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith National common stock, realized gains and losses on the sale of Zenith National common stock, and unrealized appreciation or depreciation in the value of Zenith National common stock. The value of the Zenith Company Stock Fund is determined using the daily closing price of Zenith National common stock on the New York Stock Exchange.

Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan.

Dividends and capital gains distributions declared by a mutual fund are allocated to each individual participant holding units in the mutual fund. Each participant’s shares as of a record date are multiplied by the dividend rate declared by the mutual fund. Certain funds declare a daily dividend rate and each day is a record date for those funds. At the end of the month, each participant’s account balance for each day of the month is credited with each day’s dividend based on the rates declared.

Generally, interest, dividends and capital gain distributions are allocated to a participant’s account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis. Net appreciation in the fair value of investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation or depreciation on investments.

The MetLife Stock Market Index Guarantee Account offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in “units.” The units are net of daily investment management expenses. The “unit value” is the dollar value of one unit, determined as of the close of each business day.

The MetLife Guaranteed Fixed Income Account (“MetLife GFIA”), a pooled separate account, provides a guaranty that all amounts received from a participant plus all accrued interest on those amounts will be paid when that participant directs payments and transfers from the account. If the Company initiates an action (such as termination of the Plan or the account) that leads to participants’ withdrawals from the account, there is no guaranty and MetLife will only pay the market value of the account, which may be less than the book value.  The guaranty is only made by MetLife and is not backed or insured by the Plan, the Federal Government or other entity, and is subject to MetLife’s financial strength and claims-paying ability.

The contract value of the MetLife GFIA is represented by contributions plus interest earned, less benefits paid and transfers to/from other funds. The interest earned is based on a net effective annual rate set by MetLife for the account in December for the ensuing calendar year. The net effective annual rates (which are the same as the annual yields) were 4.24% and 4.05% for the years ended December 31, 2005 and 2004.  The MetLife GFIA does not have a minimum crediting interest rate.  As of December 31, 2005 and 2004, the contract value approximated fair value. The contract value does not contain any reserves for credit risk of the contract issuer or otherwise.

Participant loans are valued at their outstanding balances, which approximates fair value.

Contributions

Salary Reduction Contributions and Company matching contributions are recorded in the period that a participant’s payroll deduction is made.

Benefits

Benefits are recorded when paid.

3.     Investments

The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	Years Ended
	December 31,
	2005	2004
MetLife GFIA	$20,530,951	$16,974,145
Zenith Company Stock Fund (*)	17,531,935	13,505,045
Managers Special Equity Fund		7,312,941
American Funds EuroPacific Growth Fund	8,869,633	5,886,246
State Street Research Large Cap Value Fund		5,207,804
Scudder Growth and Income Fund		4,001,146
MetLife Stock Market Index Guarantee Account		3,163,560

(*) — Zenith Company Stock Fund balance includes both participant and nonparticipant-directed investments. Since the Zenith Company Stock Fund invests solely in the common stock of Zenith National, investments in Zenith Company Stock Fund represented transactions with parties-in-interest for which a statutory exemption exists.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended
	December 31,
	2005	2004
Zenith Company Stock Fund	$4,921,903	$5,146,090
Mutual funds	1,472,153	2,099,794
Pooled separate account		267,165
Total net appreciation in the fair value of investments	$6,394,056	$7,513,049

4.              Nonparticipant-Directed Investments

As of December 31, 2005 and December 31, 2004, $3,524,060 and $3,275,130, respectively, of the net assets in the Zenith Company Stock Fund were nonparticipant-directed.

Information about the significant components of the changes in net assets available for plan benefits relating to the nonparticipant-directed investment in the Zenith Company Stock Fund is as follows:

	Years Ended
	December 31,
	2005	2004
Additions:
Investment gain	$1,208,416	$1,383,319

Deductions:
Benefits paid to participants	(176,158)	(229,567)
Transfers and fees	(783,333)	(625,651)
Total deductions	(959,491)	(855,218)

Net increase	$248,925	$528,101

5.              Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, pooled separate accounts, cash, stock, group annuity contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

If one or all of the unallocated, guaranteed investment contracts were to be terminated by the Plan prior to the final maturity date, and the Plan’s assets withdrawn, the amount received by the Plan could be less than the fair value under relevant provisions of the agreements.

6.              Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated November 16, 1998, which states that the Plan qualifies under Sections 401(a) and 401(k) of the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code.

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

7.              Party-in-Interest

Certain Plan investments are in a mutual fund and two pooled separate accounts managed by MetLife. MetLife act as agent for the Trustee and provides custodial and record keeping services to the Plan and, therefore, transactions in these investments are party-in-interest transactions.  However, they are statutorily exempt from the prohibited transaction rules of ERISA and the Code.  Fees paid to MetLife amounted to $34,350 and $34,960 for the years ended December 31, 2005 and 2004, respectively.

Transactions in Zenith National common stock, which is offered to participants as a Plan investment option, are party-in-interest transactions.  However, such transactions are statutorily exempt from the prohibited transaction rules of ERISA and the Code.  For the year ended December 31, 2005, the Plan purchased $3,056,000 and sold $4,140,000 of Zenith National common stock.

Participant loans are party-in-interest transactions, for which a statutory exemption from the prohibited transaction rules of ERISA and the Code exists.

8.              Federal Income Taxes Applicable to Participants

The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant’s account are not subject to tax when credited.

Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

In addition to regular taxes, most distributions received before a participant is age 59-1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.

9.              Recently Issued Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) released FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”).  The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans.  The FSP also establishes enhanced financial statement presentation and disclosure requirements for financial statements issued after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006.  Management expects the FSP will not have a material effect on the Plan’s financial condition.

10.       Reconciliation of Financial Statements to the Form 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those shown in the Form 5500:

	Years Ended
	December 31,
	2005	2004
Net assets available for benefits per the accompanying financial statements	$80,560,272	$62,670,633
Amounts allocated to withdrawing participants at end of year		(13,084)
Net assets available for benefits per Form 5500	$80,560,272	$62,657,549

The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements to those shown in the Form 5500:

	Years Ended
	December 31,
	2005	2004
Benefits paid to participants per the accompanying financial statements	$(3,136,986)	$(2,760,854)
Amounts allocated to withdrawing participants at beginning of year	13,084	26,434
Amounts allocated to withdrawing participants at end of year		(13,084)
Benefits paid to participants per Form 5500	$(3,123,902)	$(2,747,504)

11.       Receivable for Securities Sold / Subsequent Events

Effective January, 1, 2006, the Plan’s new record keeper was The 401(k) Company and the new trustee was Nationwide Trust Company, FSB.  On December 30, 2005, MetLife, the former custodian and record keeper, instructed JP Morgan Chase Bank to transfer the registration of the following funds to Nationwide Corporation as trustee for the Plan:

American Funds - Europacific Growth Fund Class /R4	$8,869,633
American Funds - Bond Fund of America Class /R4	624,863
$9,494,496

On December 30, 2005, the following Plan investments were sold:

Sales Proceeds
Managers Special Equity Fund	$8,980,558
Blackrock Large Cap Value Equity	6,532,594
MetLife Stock Market Index Guarantee Account	4,131,715
DWS Growth and Income Fund	4,935,070
American Century Ultra Fund	3,437,654
Dreyfus Founders Balanced Fund	2,870,016
$30,887,607

11.       Receivable for Securities Sold / Subsequent Events

The $30,887,607 proceeds received from the sale of the investments listed in the table above were invested on January 3, 2006 in the following mutual funds:

Cost
Hotchkis & Wiley Large Cap Value Fund/I	$9,000,129
RS Investment Trust: Partners Fund	4,490,279
Vanguard Explorer	4,490,279
State Street S&P 500 Index Fund	4,131,715
Growth Fund of America/R4	3,437,654
MFS Total Return Fund/A	2,870,016
Growth Fund of America/R4	2,467,535
$30,887,607

The Zenith 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number (EIN): 95-2702776

Plan Number (PN): 001

(See Report of Independent Registered Public Accounting Firm)

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c)Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

(1)	Zenith National Insurance Corp.	Common Stock, $1.00 par value per share	$6,513,844	$17,531,935

(2)	Metropolitan Life Insurance Company	MetLife GFIA - net effective annual rate of 4.24% - Pooled Separate Account		20,530,951

	American Funds	EuroPacific Growth Fund /R4 Mutual Fund		8,869,633

	American Funds	Bond Fund of America /R4 Mutual Fund		624,863

(2)	Participant Loans	Various Maturity Dates — interest rate ranges from 4.00% - 9.50%		1,495,577

	Total investments			$49,052,959

(1)                                  Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

(2)                                  Indicates a party-in-interest for which a statutory exemption exists.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ZENITH 401(k) PLAN

	By:	THE ZENITH 401(k) PLAN
Administrative committee

Date: June 28, 2006	By:	/s/ Eden Feder
Eden Feder
Chairperson of The Zenith 401(k) Plan
Administrative Committee